November 27, 2018

Ben Silbert
General Counsel and Secretary
Avista Healthcare Public Acquisition Corp.
65 East 55th Street
18th Floor
New York, NY 10022

       Re: Avista Healthcare Public Acquisition Corp.
           Amendment No. 3 to Registration Statement on Form S-4
           Filed November 19, 2018
           File No. 333-227090

Dear Mr. Silbert:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-4 filed on November 19,
2018

Material Tax Considerations, page 115

1. We note the disclosure that Weil, Gotshal & Manges LLP's opinion is that the domestication "should" qualify as a reorganization within the meaning of Section
       368(a)(1)(F). Additionally, we note the lack of authority directly addressing the domestication. Please expand the discussion to further explain the facts or circumstances resulting in this uncertainty. For example, does the business combination raise any doubts that the domestication qualifies as a reorganization within the meaning of Section
       368(a)(1)(F)? Refer to Staff Legal Bulletin No. 19 Section III.C.4.
2. Please revise your disclosure regarding he material Cayman Islands tax considerations
 Ben Silbert
Avista Healthcare Public Acquisition Corp.
November 27, 2018
Page 2
      to provide the opinion as to the "material" Cayman Islands income tax consequences, rather than "a general summary" of "certain" consequences. Please refer to Staff Legal
      Bulletin No. 19 Section III.C.1.
Exhibits

3. Please file a revised tax opinion from Cayman Islands counsel that states the relevant disclosure in the registration statement constitutes the opinion of counsel. Refer to Section
      III.B.2 of Staff Legal Bulletin No. 19. Additionally, please file the signed opinion of counsel regarding the tax consequences of the domestication.
       You may contact Keira Nakada at 202-551-3659 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                            Sincerely,
FirstName LastNameBen Silbert
                                                      Division of Corporation
Finance
Comapany NameAvista Healthcare Public Acquisition Corp.
                                                      Office of Healthcare &
Insurance
November 27, 2018 Page 2
cc:       Jackie Cohen, Esq.
FirstName LastName